SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2013

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

GE RETIREMENT SAVINGS PLAN

(formerly GE Savings and Security Program)

December 31, 2013 and 2012

Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3
Financial Statements: Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012	4
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2013 and 2012	5

Notes to Financial Statements	6 - 17

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013	18 - 22

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

General Electric Company, as Administrator
       GE Retirement Savings Plan (formerly GE Savings and Security Program):

We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (formerly GE Savings and Security Program) (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
June 20, 2014

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

(in thousands)

	2013	2012

Assets:

Investments at fair value (notes 3 and 4)	$26,880,579	$21,785,877
Notes receivable from participants	426,859	405,249
Employer contribution receivable	3,491	2,113
Accrued dividends and interest	91,038	81,503
Other assets	61,553	34,391
Total assets	27,463,520	22,309,133

Liabilities:

Other liabilities	82,668	21,846
Total liabilities	82,668	21,846

Net assets available for plan benefits	$27,380,852	$22,287,287

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

(in thousands)

	2013	2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$4,710,034	$2,299,333
Interest and dividend income:
General Electric Company Common Stock	323,134	300,510
Registered investment companies	535,156	264,715
Other investments	8,784	12,287
	5,577,108	2,876,845

Interest on notes receivable from participants	18,782	19,828

Contributions:
Employee	1,001,979	983,332
Employer	413,642	387,722
	1,415,621	1,371,054

Total additions	7,011,511	4,267,727

Deductions from net assets attributed to:
Participant withdrawals	1,917,946	1,571,314

Net increase	5,093,565	2,696,413

Beginning of year	22,287,287	19,590,874
End of year	$27,380,852	$22,287,287

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of the Plan

The GE Retirement Savings Plan (formerly GE Savings and Security Program) (the “Plan”) is a defined contribution plan sponsored by General Electric Company (“the Company”).  Effective January 1, 2014, the Plan was amended to change its name from GE Savings and Security Program to GE Retirement Savings Plan (“RSP”).  As a result, other Plan-related names also changed accordingly, as identified in these notes.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the “Trust”), formerly the General Electric Savings and Security Trust.

Fidelity Investmentsâ is the Plan’s recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated (“GEAM”), a wholly owned subsidiary of the Company) have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.

GEAM is the investment adviser to seven of the Plan’s investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment adviser to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”).  AllianceBernstein, L.P. (“AllianceBernstein”) is the investment adviser to the Plan’s suite of twelve Target Retirement Date Funds.  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Index Funds and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund.  Blackrock is the custodian of the Index Funds.  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.

The following description of the Plan is provided for general information purposes only.  The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the “Plan Document”).  Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Employee Contributions and Investment Options

Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) - The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.

(b)
GE RSP Income Fund (the “Income Fund”), formerly GE S&S Income Fund - The Income Fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the “U.S. Equity Fund”), formerly GE S&S U.S. Equity Fund - The U.S. Equity Fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d)
GE Institutional International Equity Fund (the “International Fund”) – The International Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks.  The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

(e)
GE Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – The Strategic Investment Fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-US Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment  performance of the Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(m)
GE RSP Short-Term Interest Fund (the “ST Interest Fund”), formerly GE S&S Short-Term Interest Fund – The ST Interest Fund managed by GEAM seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE RSP Money Market Fund (the “Money Market Fund”), formerly GE S&S Money Market Fund – The Money Market Fund managed by GEAM seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing substantially all of its assets in short-term U.S. Government securities.

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – The Savings Bonds available under this option are Series “EE” Savings Bonds issued by the U.S. Treasury.  The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities.  Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months.  Principal and accrued interest are credited when the Savings Bond is redeemed or on its maturity date.  Until a Plan participant has

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

accumulated sufficient funds to purchase a Savings Bond, the amounts in the participant’s account are invested in money market instruments and other short-term debt securities.

(p)
Target Retirement Date Funds (the “TRD Funds”) - The TRD Funds are daily valued separate accounts managed by AllianceBernstein.  The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets.  To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”).  A TRD Fund’s asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds that is more conservative and invests in bonds, stocks, and short-term investments.  Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a “landing point” and become static. The suite of Target Retirement Date Funds includes the following:

2000 Target Retirement Date Fund    2020 Target Retirement Date Fund    2040 Target Retirement Date Fund
2005 Target Retirement Date Fund    2025 Target Retirement Date Fund    2045 Target Retirement Date Fund
2010 Target Retirement Date Fund    2030 Target Retirement Date Fund    2050 Target Retirement Date Fund
2015 Target Retirement Date Fund    2035 Target Retirement Date Fund    2055 Target Retirement Date Fund

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund and the TRD Funds are collectively referred to herein as the “Funds”.

The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: Audited financial statements and prospectuses or other disclosure documents of the registered investment companies; Fund profiles for the GE Stock Fund, ST Interest Fund, Income Fund, U.S. Equity Fund, Money Market Fund, U.S. Bond Fund, Index Funds and TRD Funds; and the GE Retirement Savings Plan Supplemental Information document (formerly Savings and Security Program Supplemental Information document) containing certain information regarding all Funds.  Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.

The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively).  The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $17,500 and $17,000 in 2013 and 2012, respectively.  For participants who were at least age 50 during the year, the limit was generally $23,000 and $22,500 in 2013 and 2012, respectively.  The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.

Participants may switch their investment balances (including rebalancing) up to 12 times each quarter.  Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.

Employer Contributions

The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution.  For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

Effective January 1, 2011, the Plan was amended to give certain eligible salaried employees, whose first day of work is on or after that date, an employer contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  This Company Retirement Contribution is in addition to the employer matching contribution.

Effective January 1, 2012, the Plan was amended to give certain eligible production employees, whose first day of work was on or after that date, both the Company Retirement Contribution and an Additional Company Retirement Contribution (“ACRC”) equal to $600 per year, irrespective of any employee contributions.  This ACRC will be credited to the participants’ accounts each January, beginning in 2013.

Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”).

These CRCs can be invested in any of the available investment options, with the exception of the U.S. Bond Fund.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.

Rollovers and Transfers from Other Qualifying Plans

Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code.  For the years ended December 31, 2013 and 2012, transfers from other qualifying plans or arrangements were $62.5 million and $63.3 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.

Withdrawals

Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.  Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for withdrawal during employment). Partial payments on termination are generally limited to four per year and a minimum of $500.

Notes Receivable from Participants

The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans).  Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible.  The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service.  Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years.  Effective December 2009, the interest rates for new loans are fixed for the term of the loan.

Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required.  Participants may repay the entire principal amount with written notice and without penalty.  A participant may have no more than two outstanding loans from the Plan at any time.

In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

Participant Accounts

Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results.  The benefit to which a participant is entitled is the value of the participant’s vested account.

Vesting

Participants are fully vested in their employee contributions, employer matching contributions and related investment results.  Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.

Forfeitures

During 2013 and 2012, forfeitures of $6,379,611 and $2,332,568, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.

Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA.  If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions.  The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.

Administrative and Investment Advisory Costs

Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund and the Money Market Fund are generally borne by the Company.  For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services.  These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the statements of changes in net assets available for plan benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments

Plan investments are reported at fair value.  See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is earned from settlement date and recognized on the accrual basis.  The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.

All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.

(c)	Fair Value Measurements

For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.  In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.

The Plan’s ownership in the collective funds is carried at fair value based on the investment’s net asset value per unit and is included in Level 2.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor.  The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use.  The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data.  Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing vendor considers available market observable inputs in determining the evaluation for a security.  Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information.  These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

included in Level 2.  If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations.  In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk.  The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the Plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard.  While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided.  The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations.  The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics.  The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3.  As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

(d)	Notes Receivable from Participants

Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)	Participant Withdrawals

Participant withdrawals are recorded when paid.  Included in participant withdrawals are GE Common Stock cash dividends paid to participants of approximately $39.5 million and $37.8 million during 2013 and 2012, respectively.

(f)	Management Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(g)	Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

(3) Investments

	A summary of the fair value of the Plan’s investments at December 31, 2013 and 2012 follows.

		2013		2012

		(in thousands)

	GE Common Stock	$11,164,812	(a)	$8,826,777	(a)
	Registered Investment Companies:
	GE RSP Income Fund	1,929,004	(a)	2,202,223	(a)
	GE RSP U.S. Equity Fund	3,537,106	(a)	2,747,989	(a)
	GE Institutional International Equity Fund	1,368,707		1,110,067
	GE Institutional Small-Cap Equity Fund	1,271,933		907,566
	GE Institutional Strategic Investment Fund	603,891		506,995
	Total Registered Investment Companies	8,710,641		7,474,840

	Collective Funds: (b)
	GE Cash Plus Fund	4,072		19,687
	Non-U.S. Equity Index Fund	506,408		304,757
	U.S. Aggregate Bond Index Fund	352,577		257,057
	U.S. Large-Cap Equity Index Fund	2,167,930	(a)	1,471,527	(a)
	U.S. Mid-Cap Equity Index Fund	609,440		326,019
	U.S. Small-Cap Equity Index Fund	424,772		208,331
	U.S. Treasury Inflation-Protected Securities Index Fund	213,873		259,247
	Total Collective Funds	4,279,072		2,846,625

	Other Investments: (b)
	Short-Term Money Market Instruments	319,806		929,536
	U.S. Treasury and U.S. Government Agency Debt Obligations	2,229,166	(a)	1,466,602	(a)
	Commercial Mortgage-Backed and Asset-Backed Securities	79,383		138,049
	U.S. Savings Bonds	97,699		103,448
	Total Other Investments	2,726,054		2,637,635

	Total investments at fair value	$26,880,579		$21,785,877

(a)	Investments representing more than 5% of the Plan’s net assets.
(b)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See Note 1(p).

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s investments appreciated during 2013 and 2012 as follows.

	2013	2012

	(in thousands)

GE Common Stock	$2,888,175	$985,574
Registered Investment Companies	1,055,706	546,926
Collective Funds	764,776	564,427
Other Investments	1,377	202,406
	$4,710,034	$2,299,333

The Funds, with the exception of the U.S. Bond Fund, include investments in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.

Investments other than the GE Stock Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

(4) Fair Value Measurements
	The Plan’s investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1	Level 2	Level 3	Total

	(in thousands)

GE Common Stock	$11,164,812	$—	$—	$11,164,812
Registered Investment Companies	8,710,641	—	—	8,710,641
Collective Funds	—	4,279,072	—	4,279,072
Other Investments:
Short-Term Money Market Instruments	91,214	228,592	—	319,806
U.S. Treasury and U.S. Government Agency Debt Obligations	—	2,229,166	—	2,229,166
Commercial Mortgage-Backed and Asset-Backed Securities	—	79,383	—	79,383
U.S. Savings Bonds	97,699	—	—	97,699
Total Other Investments	188,913	2,537,141	—	2,726,054
Total investments at fair value	$20,064,366	$6,816,213	$—	$26,880,579

	The Plan’s investments measured at fair value on a recurring basis at December 31, 2012 follow.

	Level 1	Level 2	Level 3	Total

	(in thousands)

GE Common Stock	$8,826,777	$—	$—	$8,826,777
Registered Investment Companies	7,474,840	—	—	7,474,840
Collective Funds	—	2,846,625	—	2,846,625
Other Investments:
Short-Term Money Market Instruments	66,596	862,940	—	929,536
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,466,602	—	1,466,602
Commercial Mortgage-Backed and Asset-Backed Securities	—	138,049	—	138,049
U.S. Savings Bonds	103,448	—	—	103,448
Total Other Investments	170,044	2,467,591	—	2,637,635
Total investments at fair value	$16,471,661	$5,314,216	$—	$21,785,877

	There were no changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2013.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

The changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2012 follow.

	January 1,	Net realized gains		December 31,
	2012		Sales	2012
	(in thousands)

Short-Term Money Market Instruments	$ 29,175	$ 825	$ (30,000)	$ —

Transfers into and out of levels are considered to occur at the beginning of the period.  There were no transfers between level one and level two during the years ended December 31, 2013 and 2012.

(5)        Parties in Interest

The Plan’s recordkeeper, trustees, investment advisors and custodians described in Note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA.  Any fees paid by the Plan, including fees paid to a party in interest, are described in the GE Retirement Savings Plan Supplemental Information document.  KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.

(6)        Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the Internal Revenue Code.  The Plan has not been amended since that letter was issued.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations.  These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)        Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 20, 2014, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

Effective January 1, 2014, the Plan was amended to automatically enroll current and new hire non-union employees eligible for Company Retirement Contributions who have not made an election for their own contributions as electing to contribute 8% of eligible pay as pre-tax contributions.  This election entitles these employees to the maximum 4% matching contribution.  A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age.  These elections can be changed at any time before or after the employee is automatically enrolled.

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)

Notes to Financial Statements

December 31, 2013 and 2012

(8)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements until offset against plan assets.

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2013	2012
	(in thousands)

Total investments per financial statements	$26,880,579	$21,785,877

Total notes receivable per financial statements	426,859	405,249
Deemed distributions	(8,749)	(8,142)
Total notes receivable per Form 5500	418,110	397,107

Total investments per Form 5500	$27,298,689	$22,182,984

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

2013
(in thousands)

Total deductions from net assets per financial statements	$1,917,946
Deemed distributions offset against plan assets	(1,237)
New deemed distributions	1,844
Total expenses per Form 5500	$1,918,553

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013
Description		Shares	Cost (a)	Fair Value
Corporate Stocks - Common
GE Common Stock		398,316,523	$8,543,630,883	$11,164,812,140	(i)

Registered Investment Companies
GE RSP Income Fund		170,256,308	1,901,182,519	1,929,003,974	(c) (i)
GE RSP U.S. Equity Fund		64,628,289	2,585,178,467	3,537,106,239	(c) (i)
GE Institutional International Equity Fund		102,524,884	1,145,070,052	1,368,707,199	(c) (i)
GE Institutional Small-Cap Equity Fund		64,303,994	916,694,425	1,271,933,003	(c) (i)
GE Institutional Strategic Investment Fund		46,133,721	513,711,458	603,890,409	(c) (i)
Total Registered Investment Companies			7,061,836,921	8,710,640,824

Collective Funds
GE Cash Plus Fund			4,072,187	4,072,187	(c) (d) (i)
Non-U.S. Equity Index Fund			431,923,023	506,407,481
U.S. Aggregate Bond Index Fund			345,630,396	352,577,172
U.S. Large-Cap Equity Index Fund			1,444,785,000	2,167,929,713
U.S. Mid-Cap Equity Index Fund			450,275,732	609,440,257
U.S. Small-Cap Equity Index Fund			311,543,387	424,772,274
U.S. Treasury Inflation-Protected Securities Index Fund			215,696,934	213,872,864
Total Collective Funds			3,203,926,659	4,279,071,948

Other Investments	Rate of
	Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
Barclays Repo	0.010%	01/02/14	59,900,000	59,900,000
Credit Suisse Euro	-	01/02/14	32,400,000	32,400,000
Deutsche Repo Collateralized Govt agency	0.020	01/02/14	16,200,000	16,200,000
Goldman Sachs & Co. Gov Agcy Repo	-	01/02/14	59,900,000	59,900,000
HSBC Repo	0.010	01/02/14	31,890,000	31,890,000
Royal Bank of Canada	0.284	04/17/14	28,150,000	28,150,000	(f)
State Street Corp	0.010	01/02/14	151,856	151,856	(i) (j)
Fidelity Institutional Money Market Government Portfolio (Class I)			91,214,505	91,214,505	(b) (i)
Total Short-Term Money Market Instruments			319,806,361	319,806,361

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp.	0.010	01/03/14	24,999,938	24,999,938	(e)
Federal Home Loan Mortgage Corp.	0.010	01/02/14	9,229,992	9,229,992	(e)
Federal Home Loan Mortgage Corp.	0.010	01/08/14	29,624,712	29,624,712	(e)
Federal Home Loan Mortgage Corp.	0.010	01/13/14	16,449,753	16,449,753	(e)
Federal Home Loan Mortgage Corp.	0.010	02/07/14	14,398,920	14,398,920	(e)
Federal Home Loan Mortgage Corp.	0.010	02/12/14	46,895,896	46,895,896	(e)
Federal Home Loan Mortgage Corp.	0.010	02/19/14	31,296,379	31,296,379	(e)
Federal Home Loan Mortgage Corp.	0.010	02/21/14	83,739,510	83,739,510	(e)
Federal Home Loan Mortgage Corp.	0.010	04/02/14	31,043,945	31,043,945	(e)
Federal Home Loan Mortgage Corp.	0.010	01/27/14	36,498,488	36,498,488	(e)
Federal Home Loan Mortgage Corp.	0.010	02/03/14	46,997,415	46,997,415	(e)
Federal Home Loan Mortgage Corp.	0.010	02/03/14	10,649,121	10,649,121	(e)
Federal Home Loan Mortgage Corp.	0.010	02/10/14	39,725,787	39,725,787	(e)
Federal Home Loan Mortgage Corp.	0.010	02/20/14	15,998,556	15,998,556	(e)
Federal Home Loan Mortgage Corp.	0.010	04/09/14	68,231,421	68,231,421	(e)
Federal Home Loan Mortgage Corp.	0.010	05/08/14	9,995,943	9,995,943	(e)
Federal Home Loan Mortgage Corp.	0.150	05/01/14	22,252,145	22,252,145
Federal Home Loan Mortgage Corp.	1.117	12/15/31	961,995	979,322	(f)
Federal Home Loan Mortgage Corp.	2.175	02/19/14	32,088,697	32,088,697
Federal Home Loan Mortgage Corp.	4.500	01/15/14	10,016,588	10,016,588
Federal Home Loan Mortgage Corp.	7.000	04/01/36	408,331	448,430
Federal Home Loan Mortgage Corp.	7.000	11/01/31	34,807	36,930
Federal Home Loan Mortgage Corp.	7.000	04/01/32	412,837	436,413
Federal Home Loan Mortgage Corp.	7.000	04/01/32	271,714	287,266
Federal Home Loan Mortgage Corp.	7.000	06/01/32	51,726	54,801
Federal Home Loan Mortgage Corp.	7.000	10/01/23	5,035	4,779
Federal Home Loan Mortgage Corp.	7.500	01/01/27	196,845	207,699
Federal Home Loan Mortgage Corp.	7.500	01/01/27	22,841	21,468
Federal Home Loan Mortgage Corp.	8.000	05/01/31	29,079	27,814
Federal Home Loan Mortgage Corp.	8.500	03/01/27	7,316	6,703
Federal Home Loan Mortgage Corp.	9.250	12/01/16	11,780	10,581
Federal National Mortgage Assoc.	0.010	01/02/14	23,699,967	23,699,967	(e)
Federal National Mortgage Assoc.	0.010	01/07/14	24,999,625	24,999,625	(e)
Federal National Mortgage Assoc.	0.010	01/08/14	21,895,404	21,895,404	(e)
Federal National Mortgage Assoc.	0.010	01/09/14	29,999,733	29,999,733	(e)

See accompanying notes to schedule of assets on page 22.                                                                                                                                  (continued)

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013
Description
Other Investments, continued	Rate of
U.S. Treasury and U.S. Government Agency Debt Obligations	Interest	Maturity	Cost (a)	Fair Value
Federal National Mortgage Assoc.	0.010%	02/12/14	$19,947,673	$19,947,673	(e)
Federal National Mortgage Assoc.	0.010	02/18/14	62,488,333	62,488,333	(e)
Federal National Mortgage Assoc.	0.010	05/01/14	59,978,000	59,978,000	(e)
Federal National Mortgage Assoc.	0.100	05/25/18	6,049	6,354	(g) (f)
Federal National Mortgage Assoc.	1.250	02/27/14	20,587,045	20,587,045
Federal National Mortgage Assoc.	1.788	05/01/33	1,156,560	1,161,839	(f)
Federal National Mortgage Assoc.	2.010	06/01/33	94,015	94,969	(f)
Federal National Mortgage Assoc.	2.040	06/01/33	992,599	1,008,156	(f)
Federal National Mortgage Assoc.	2.283	07/01/33	778,251	809,515	(f)
Federal National Mortgage Assoc.	2.310	12/01/32	336,601	345,955	(f)
Federal National Mortgage Assoc.	2.340	05/01/33	89,301	92,114	(f)
Federal National Mortgage Assoc.	2.356	07/01/33	1,371,355	1,418,258	(f)
Federal National Mortgage Assoc.	2.395	07/01/33	178,258	180,306	(f)
Federal National Mortgage Assoc.	2.415	06/01/33	775,825	794,690	(f)
Federal National Mortgage Assoc.	2.515	06/01/33	6,445	6,298	(f)
Federal National Mortgage Assoc.	2.564	06/01/33	378,031	388,679	(f)
Federal National Mortgage Assoc.	2.738	06/01/33	156,122	158,772	(f)
Federal National Mortgage Assoc.	4.500	02/25/40	6,414,653	6,576,603
Federal National Mortgage Assoc.	5.000	02/25/40	241,710	292,150	(g)
Federal National Mortgage Assoc.	7.000	02/01/19	1,365	1,282
Federal National Mortgage Assoc.	7.000	03/01/29	61,298	66,243
Federal National Mortgage Assoc.	7.000	06/01/31	16,578	15,887
Federal National Mortgage Assoc.	7.000	10/01/31	254,013	269,090
Federal National Mortgage Assoc.	7.000	01/01/32	2,169	2,050
Federal National Mortgage Assoc.	7.000	02/01/17	33,014	33,113
Federal National Mortgage Assoc.	7.000	03/01/17	29,988	29,558
Federal National Mortgage Assoc.	7.000	03/01/17	17,012	16,877
Federal National Mortgage Assoc.	7.000	04/01/17	51,147	50,794
Federal National Mortgage Assoc.	7.000	04/01/17	24,442	23,112
Federal National Mortgage Assoc.	7.000	03/01/17	28,860	27,287
Federal National Mortgage Assoc.	7.000	04/01/17	25,642	24,665
Federal National Mortgage Assoc.	7.000	03/01/17	108,305	108,301
Federal National Mortgage Assoc.	7.000	05/01/17	37,496	35,731
Federal National Mortgage Assoc.	7.000	07/01/17	59,910	59,628
Federal National Mortgage Assoc.	7.000	07/01/17	122,522	122,172
Federal National Mortgage Assoc.	7.000	05/01/17	53,415	52,727
Federal National Mortgage Assoc.	7.000	04/01/33	123,977	126,541
Federal National Mortgage Assoc.	7.000	11/01/33	415,611	440,528
Federal National Mortgage Assoc.	7.000	03/01/34	44,408	42,877
Federal National Mortgage Assoc.	7.000	06/01/34	140,264	144,732
Federal National Mortgage Assoc.	7.000	01/01/35	152,309	157,509
Federal National Mortgage Assoc.	7.000	01/01/36	385,270	421,508
Federal National Mortgage Assoc.	7.000	05/01/35	245,226	263,256
Federal National Mortgage Assoc.	7.000	05/01/35	539,495	581,963
Federal National Mortgage Assoc.	7.000	04/01/36	217,274	231,425
Federal National Mortgage Assoc.	7.500	11/01/22	3,013	2,863
Federal National Mortgage Assoc.	7.500	05/01/26	22,565	22,257
Federal National Mortgage Assoc.	7.500	01/01/25	212,453	223,991
Federal National Mortgage Assoc.	7.500	11/01/21	26,841	27,296
Federal National Mortgage Assoc.	7.500	02/01/31	117,594	128,885
Federal National Mortgage Assoc.	7.500	04/01/16	21,823	21,241
Federal National Mortgage Assoc.	7.500	07/01/27	85,354	87,270
Federal National Mortgage Assoc.	7.500	04/01/32	79,105	78,575
Federal National Mortgage Assoc.	7.500	06/01/32	81,531	86,548
Federal National Mortgage Assoc.	7.500	01/01/31	18,958	18,164
Federal National Mortgage Assoc.	7.500	10/01/30	27,952	26,806
Federal National Mortgage Assoc.	7.500	04/01/33	51,238	49,367
Federal National Mortgage Assoc.	7.500	11/01/33	29,752	28,174
Federal National Mortgage Assoc.	7.500	03/01/34	219,500	233,807
Federal National Mortgage Assoc.	7.500	05/01/34	266,757	274,855
Federal National Mortgage Assoc.	8.000	05/01/32	29,775	28,444
Federal National Mortgage Assoc.	8.000	03/01/32	216,719	234,613
Federal National Mortgage Assoc.	8.000	11/01/33	38,167	35,900
Federal National Mortgage Assoc.	8.500	08/01/30	47,675	48,600
Federal National Mortgage Assoc.	8.500	06/01/28	56,424	54,424
Federal National Mortgage Assoc.	8.500	08/01/29	90,490	92,551
Federal National Mortgage Assoc.	9.500	09/01/21	33,121	29,286
Government National Mortgage Assoc.	7.000	05/15/32	153,618	165,086

See accompanying notes to schedule of assets on page 22.                                                                                                                                  (continued)

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013
Description
Other Investments, continued	Rate of
U.S. Treasury and U.S. Government Agency Debt Obligations	Interest	Maturity	Cost (a)	Fair Value
Government National Mortgage Assoc.	7.000%	11/15/32	$107,519	$113,435
Government National Mortgage Assoc.	7.000	03/15/31	83,400	86,334
Government National Mortgage Assoc.	7.000	12/15/18	117,581	117,247
Government National Mortgage Assoc.	7.000	11/15/23	197,378	203,788
Government National Mortgage Assoc.	7.500	05/15/31	81,074	81,250
Government National Mortgage Assoc.	7.500	03/15/31	15,640	15,721
Government National Mortgage Assoc.	7.500	01/15/31	234,059	253,023
Government National Mortgage Assoc.	7.500	01/15/31	49,669	48,408
Government National Mortgage Assoc.	7.500	09/15/31	268,354	290,173
Government National Mortgage Assoc.	7.500	07/15/31	186,934	201,498
Government National Mortgage Assoc.	7.500	12/15/18	128,579	127,684
Government National Mortgage Assoc.	9.000	11/15/17	17,942	17,465
GCCFC Commercial Mortgage	5.475	03/10/39	22,377,390	22,341,065
U.S. Treasury Bills	0.010	01/09/14	121,749,031	121,749,031	(e)
U.S. Treasury Bills	0.010	01/02/14	66,299,972	66,299,972	(e)
U.S. Treasury Bills	0.010	01/16/14	30,649,840	30,649,840	(e)
U.S. Treasury Bills	0.010	04/24/14	19,994,821	19,994,821	(e)
U.S. Treasury Bills	0.010	05/01/14	33,889,830	33,889,830	(e)
U.S. Treasury Notes	0.125	07/31/14	286,762,299	286,833,556	(h)
U.S. Treasury Notes	0.250	01/31/14	33,555,450	33,555,450
U.S. Treasury Notes	0.250	05/31/14	37,621,160	37,621,160
U.S. Treasury Notes	0.250	10/31/15	335,753,402	335,664,391
U.S. Treasury Notes	1.000	01/15/14	82,580,269	82,580,269
U.S. Treasury Notes	1.250	02/15/14	61,739,127	61,739,127
U.S. Treasury Notes	1.250	03/15/14	33,328,603	33,328,603
U.S. Treasury Notes	1.250	04/15/14	73,739,570	73,739,570
U.S. Treasury Notes	1.250	10/31/18	20,248,431	19,957,231
U.S. Treasury Notes	1.750	01/31/14	48,266,209	48,266,209
U.S. Treasury Notes	1.750	03/31/14	20,030,826	20,030,826
U.S. Treasury Notes	1.875	04/30/14	23,134,477	23,134,477
U.S. Treasury Notes	2.500	08/15/23	11,587,249	11,247,078
U.S. Treasury Notes	3.625	08/15/43	57,224	53,924
Total U.S. Treasury and U.S. Government Agency Debt Obligations			2,229,093,811	2,229,166,165

Commercial Mortgage-Backed and Asset-Backed Securities
Cobalt CMBS Commercial Mortgage	5.770	05/15/46	10,941,016	10,893,890	(f)
Credit Suisse Mortgage	5.465	02/15/39	10,628,125	10,621,650	(f)
Credit Suisse Mortgage	5.343	12/15/39	20,273,385	20,200,991
General Motors	2.750	05/15/16	3,875,978	3,948,750	(k)
LB UBS Commercial Mortgage	6.114	07/15/40	22,179,688	21,928,200	(f)
Morgan Stanley Capital	5.672	10/15/42	4,207,031	4,183,148	(f)
Vendee Mortgage Trust	0.202	10/15/26	122,795	91,897	(g) (f)
Wachovia	5.603	10/15/48	7,547,969	7,514,143	(f)
Total Commercial Mortgage-Backed and Asset-Backed Securities			79,775,987	79,382,669

U.S. Savings Bonds - Held in trust		Units	Cost (a)	Fair Value
1984 U.S. SAVINGS BOND EE SERIES		6,100	305,000	1,364,955
1985 U.S. SAVINGS BOND EE SERIES		8,384	419,200	1,803,418
1986 U.S. SAVINGS BOND EE SERIES		30,876	1,543,800	6,282,180
1987 U.S. SAVINGS BOND EE SERIES		32,130	1,606,500	5,741,820
1988 U.S. SAVINGS BOND EE SERIES		35,667	1,783,350	6,127,993
1989 U.S. SAVINGS BOND EE SERIES		49,940	2,497,000	8,246,572
1990 U.S. SAVINGS BOND EE SERIES		51,967	2,598,350	8,243,574
1991 U.S. SAVINGS BOND EE SERIES		53,525	2,676,250	8,164,058
1992 U.S. SAVINGS BOND EE SERIES		77,615	3,880,750	11,369,539
1993 U.S. SAVINGS BOND EE SERIES		56,543	2,827,150	6,636,293
1994 U.S. SAVINGS BOND EE SERIES		46,546	2,327,300	5,039,514
1995 U.S. SAVINGS BOND EE SERIES		15,167	758,350	1,576,455
1996 U.S. SAVINGS BOND EE SERIES		72	3,600	7,200
1997 U.S. SAVINGS BOND EE SERIES		118	5,900	10,063
1998 U.S. SAVINGS BOND EE SERIES		203	10,150	16,584
1999 U.S. SAVINGS BOND EE SERIES		377	18,850	29,473
2000 U.S. SAVINGS BOND EE SERIES		466	23,300	34,631
2001 U.S. SAVINGS BOND EE SERIES		595	29,750	41,965
2002 U.S. SAVINGS BOND EE SERIES		723	36,150	48,796
2003 U.S. SAVINGS BOND EE SERIES		1,328	66,400	86,645
2004 U.S. SAVINGS BOND EE SERIES		1,943	97,150	123,228
2005 U.S. SAVINGS BOND EE SERIES		2,322	116,100	151,530

See accompanying notes to schedule of assets on page 22.                                                                                                                                  (continued)

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013

Description
Other Investments, continued
U.S. Savings Bonds - Held in trust		Units	Cost (a)	Fair Value
2006 U.S. SAVINGS BOND EE SERIES		3,250	$162,500	$210,659
2007 U.S. SAVINGS BOND EE SERIES		4,803	240,150	298,915
2008 U.S. SAVINGS BOND EE SERIES		5,408	270,400	300,649
2009 U.S. SAVINGS BOND EE SERIES		10,255	512,750	532,744
2010 U.S. SAVINGS BOND EE SERIES		15,155	757,750	789,375
2011 U.S. SAVINGS BOND EE SERIES		13,699	684,950	698,419
2012 U.S. SAVINGS BOND EE SERIES		14,362	718,100	723,442
2013 U.S. SAVINGS BOND EE SERIES		21,158	1,057,900	1,057,900
			28,034,850	75,758,589
U.S. Savings Bonds - Held in custody
2011 U.S. SAVINGS BOND EE SERIES		142,207	7,110,350	7,245,757
2012 U.S. SAVINGS BOND EE SERIES		148,088	7,404,400	7,458,637
2013 U.S. SAVINGS BOND EE SERIES		144,723	7,236,150	7,236,150
			21,750,900	21,940,544
Total U.S. Savings Bonds			49,785,750	97,699,133

Total Other Investments			2,678,461,909	2,726,054,328

Total Investments			21,487,856,372	26,880,579,240

Notes Receivable from Participants	Rate of Interest	Maturity	Cost (a)	Fair Value

Various (54,854 notes receivable)	3.92-9.26%	1 month - 15 years	—	418,109,468	(i)

Total Notes Receivable from Participants			—	418,109,468

Total Assets (Held at End of Year)			$21,487,856,372	$27,298,688,708

See accompanying Report of Independent Registered Public Accounting Firm.

See accompanying notes to schedule of assets on page 22.                                                                                                                                 (continued)

GE RETIREMENT SAVINGS PLAN
(formerly GE Savings and Security Program)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013

Notes to Schedule of Assets:

(a)
Cost of securities is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses on realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of FMTC.
(c)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(d)	GE Cash Plus Fund is a holding of the GE RSP Short-Term Interest Fund.
(e)	Coupon amount represents effective yield.
(f)	Variable or floating security. The stated rate represents the rate at December 31, 2013.
(g)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(h)	At December 31, 2013, a portion of this security was pledged to cover collateral requirements for futures.
(i)	Represents a party-in-interest to the Plan.
(j)	State Street Bank and Trust Company is one of the custodians of the Plan. In addition, State Street Bank and Trust Company also serves as accounting agent for some of the Plan's investment options.
(k)
Pursuant to Rule 144A of the Securities Act of 1933, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, these securities amounted to $3,948,750 or 0.46% of the net assets of the GE RSP Short Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan
June 20, 2014	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller General Electric Company